UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, Nevada 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Technical Report for the Rio Alto Mining Company - La Arena Project, Peru - Dated December 31, 2014
99.2	Certificate of QO LaArena Technical Report of Enrique Garay
99.3	Certificate of QO LaArena Technical Report of Fernando Angeles
99.4	Certificate of QO LaArena Technical Report of Greg Lane
99.5	Certificate of QO LaArena Technical Report of Ian Dreyer
99.6	Certificate of QO LaArena Technical Report of Scott Elfen
99.7	Certificate of QO LaArena Technical Report of Tim Williams
99.8	Consent of QO LaArena Technical Report of Enrique Garay
99.9	Consent of QO LaArena Technical Report of Fernando Angeles
99.10	Consent of QO LaArena Technical Report of Greg Lane
99.11	Consent of QO LaArena Technical Report of Ian Dreyer
99.12	Consent of QO LaArena Technical Report of Scott Elfen
99.13	Consent of QO LaArena Technical Report of Tim Williams

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: May 14, 2015

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel